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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                          FIRST MONTAUK FINANCIAL CORP.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   32100 6108
                                 (CUSIP Number)

                                   Amnon Kawa
                         10501 Wilshire Boulevard, #1809
                              Los Angeles, CA 90024
                                 (310) 418-5218

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 11, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 32100 6108

--------------------------------------------------------------------------------
1.    Names of Reporting Persons. Amnon Kawa
      I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a).......................................................................

      (b)X......................................................................

3.    SEC Use Only .............................................................

4.    Source of Funds (See Instructions)...PF ..................................

5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e) .......................................................

6.    Citizenship or Place of Organization ...............................U.S.A.

--------------------------------------------------------------------------------
                  7.    Sole Voting Power ....................798,800
                        (direct or beneficial voting power)
Number of
Shares            8.    Shared Voting Power.........................0...........
Beneficially
Owned by          9.    Sole Dispositive Power................798,800
Each Reporting          (direct or beneficial dispositive power)
Person With
                  10.   Shared Dispositive Power....................0...........
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person.....798,800..

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions) .......................................................

13.   Percent of Class Represented by Amount in Row (11) ......... 5.0%.........

14.   Type of Reporting Person (See Instructions)
      .....IN...................................................................
      ..........................................................................
      ..........................................................................
      ..........................................................................
      ..........................................................................


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

CUSIP No. 32100 6108

Item 1. Security and Issuer

Common Stock

First Montauk Financial Corp.
Parkway 109 Office Center
328 Newman Springs Road
Red Bank, NJ 07701
(the "Issuer")

Item 2. Identity and Background

      (a)   The name of the  reporting  person  is Amnon  Kawa  (the  "Reporting
            Person).

      (b) The residence address of the Reporting Person is 10501 Wilshire Blvd., Unit #1809, Los Angeles, CA 90024.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows: the Reporting Person is a retired property developer, owner and contractor in the real estate industry.

      (d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

      (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

Personal Funds, $456,000, not including brokerage commissions; no borrowed funds. On December 12, 2002, 50,000 convertible debentures of the Issuer were acquired by AMVA Holdings, LP ("AMVA LP"), an entity owned and controlled by the Reporting Person, for $50,000 which were converted into 100,000 shares of common stock of the Issuer during March, 2005; on October 7, 2003, 200,000 convertible debentures of the Issuer were acquired by EP Capital Investment Corp. ("EP Capital"), an entity owned and controlled by the Reporting Person, for $200,000 which were converted into 400,000 shares of common stock of the Issuer during March, 2005; on September 15, 2004, AMVA Holdings, LLC ("AMVA LLC"), an entity owned and controlled by the Reporting Person, purchased 190 shares of BMAC Corp. for $133,000; BMAC Corp. used the money it raised from investors to purchase 980,500 shares of common stock of the Issuer. The 190 shares of BMAC Corp. owned by AMVA LLC represent the right to direct the vote and disposition of 190,000 shares of common stock of the Issuer. On October 13, 2004, EP Capital purchased 5,000 shares of common stock of the Issuer on the open market for $3,550, not including brokerage commissions; on October 15, 2004, EP Capital purchased 10,000 shares of common stock of the Issuer on the open market for $8,000, not including brokerage commissions; on October 20, 2004, EP Capital purchased 10,000 shares of common stock of the Issuer on the open market for $8,000, not including brokerage commissions; and on October 26, 2004, EP Capital purchased 50,000 shares of common stock of the Issuer on the open market for $28,000, not including brokerage commissions. In addition, the Reporting Person also acquired shares of common stock of the Issuer in his personal, individual brokerage account as follows: on October 8, 2004, the Reporting Person acquired 15,000 shares of common stock of the Issuer on the open market for $10,950, not including brokerage commissions; on January 26, 2005, the Reporting Person acquired 5,000 shares of common stock of the Issuer on the open market for $2,900, not including brokerage commissions; and on January 27, 2005 the Reporting Person acquired 20,000 shares of common stock of the Issuer on the open market for $11,600, not including brokerage commissions. On or about October 17, 2005 the Reporting Person transferred his shares of common stock of the Issuer from his personal, individual brokerage account into his EP Capital account.

Item 4. Purpose of Transaction

The stated purpose of the original acquisition of securities of the Issuer by entities owned and controlled by the Reporting Person was to acquire a significant equity position in the Issuer, as part of an expressly affirmed group, in order to assert control or otherwise influence the management and policies of the Issuer, including recommendation of management changes and structure of the board of directors, both individually and as a participant with others, as well as to acquire additional shares of the Issuer at the discretion of the Reporting Person and members of such group. This purpose was described in the Schedule 13D of BMAC Corp. filed on October 1, 2004 as amended on March 4, 2005 and June 10, 2005. As of October 11, 2005, the Reporting Person resigned as President of BMAC Corp., one of the members of the aforementioned group. The Reporting Person, as of October 11, 2005, expressly disclaims further membership in such group and expressly disclaims any control relationship with BMAC Corp. as an officer or director. The Reporting Person is a shareholder of approximately 20% of BMAC Corp., but cannot alone exert control influence over BMAC Corp. by virtue of such ownership. The Reporting Person expressly declares that he is not part of any group within the meaning of Section 13(d)(3) and Rule 13d-5b of the Exchange Act of 1934, as amended (the "Act").

In addition, as a result of recent sales of common stock of the Issuer beneficially owned by the Reporting Person as reported in Item 5(c) below, the Reporting Person now beneficially owns less than 5% of the outstanding common stock of the Issuer. Therefore, absent additional purchases in the future, the Reporting Person will no longer be subject to reporting obligations pursuant to
Section 13(d) of the Act or the rules and regulations promulgated thereunder with respect to the Issuer. The Reporting Person has no present intent to acquire additional shares of the Issuer in the future if such purchase would require the Reporting Person to once again become subject to the reporting obligations pursuant to Section 13(d) of the Act and the rules and regulations promulgated thereunder.

The Reporting Person presently intends to dispose of all or a portion of his shares of common stock of the Issuer in the open market and/or in privately
negotiated  transactions.   As  a  result  of  the  Reporting  Person's  express
withdrawal and disassociation with the aforementioned group, the Reporting Person no longer has any present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals): (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer of any of its subsidiaries; (ii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;
(iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes to the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (viii) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a) The Reporting Person beneficially owns an aggregate of 798,800 shares of common stock of the Issuer, representing approximately 5.0% of the outstanding shares of common stock (based on 15,984,793 shares of common stock of the Issuer outstanding as of February 10, 2006, which the Reporting Person has reason to believe is the most current number of outstanding shares). As a result of recent sales of common stock of the Issuer beneficially owned by the Reporting Person as reported in Item 5(c) below, the Reporting Person now beneficially owns less than 5% of the outstanding common stock of the Issuer. Therefore, absent additional purchases in the future, the Reporting Person will no longer be subject to reporting obligations pursuant to Section 13(d) of the Act or the rules and regulations promulgated thereunder with respect to the Issuer. The Reporting Person has no present intent to acquire additional shares of the Issuer in the future if such purchase would require the Reporting Person to once again become subject to the reporting obligations pursuant to Section 13(d) of the Act and the rules and regulations promulgated thereunder. This amount includes 475,000 shares of common stock of the Issuer owned directly by EP Capital, an entity owned and controlled by the Reporting Person; 133,800 shares of common stock of the Issuer owned directly by AMVA LP, an entity owned and controlled by the Reporting Person. In addition, AMVA LLC, an entity owned and controlled by the Reporting Person, also owns the right to direct the disposition and vote of 190,000 shares of common stock of the Issuer owned directly by BMAC Corp. by virtue of AMVA LLC's ownership of 190 shares of common stock of BMAC Corp.

      (b) The Reporting Person has the sole right to vote or direct the voting of the 798,800 shares of common stock of the Issuer beneficially owned by the Reporting Person. The Reporting Person, by virtue of his ownership and control of AMVA LLC, has the power to direct the vote of 190,000 shares of common stock of the Issuer owned by BMAC
            Corp. Pursuant to that certain Stock Purchase Agreement dated January 13, 2006 by and among 360 Global Wine Company ("GWC"), BMAC

            Corp. and the stockholders of BMAC (the "SPA"), the stockholders of BMAC Corp., including AMVA LLC, have agreed to sell all the outstanding shares of BMAC Corp. to GWC. The SPA is scheduled to close on or before April 15, 2006, but such closing may be extended to May 15, 2006. After the closing of the SPA, BMAC Corp. will be a direct, wholly owned subsidiary of GWC and AMVA LLC will have sold all of its stock in BMAC Corp. to GWC.

      (c) On February 2, 2006, the Reporting Person directed the sale by EP Capital of 2,000 shares of the Issuer's common stock on the open market for a price of $1.05 per share, not including brokerage commissions; on February 3, 2006 the Reporting Person directed the sale by EP Capital of 3,000 shares of the Issuer's common stock on the open market for a price of $1.04 per share, not including brokerage commissions; and on February 10, 2006 the Reporting Person directed the sale by EP Capital of 1,200 shares of the Issuer's common stock on the open market for a price of $1.01 per share, not including brokerage commissions. In addition, upon the closing of the SPA, AMVA LLC will sell 190 shares of BMAC Corp. to GWC which shares will represent the right and power to direct the disposition of 190,000 shares of common stock of the Issuer. As consideration for the sale of BMAC Corp. stock to GWC, GWC will pay an aggregate of $1,465,875.25 to the shareholders of BMAC Corp. in shares of GWC common stock as determined by dividing such purchase price by the average closing sale price per share of GWC common stock reported on the OTC Bulletin Board for the 60 trading days prior to the closing date of the SPA, except that if such average closing sale price is below $3.50 the figure used in the calculation will be $3.50. Pursuant to the SPA, one of the BMAC Corp. stockholders has agreed to cancel and extinguish shares of BMAC Corp. owned by such stockholder. After such shares of BMAC Corp. have been cancelled and extinguished, AMVA LLC will own approximately 22.6% of BMAC Corp. Therefore, at the closing of the SPA, AMVA LLC will receive approximately $331,287 of the consideration described above. In addition, as a result of the recent sales of common stock of the Issuer beneficially owned by the Reporting Person as reported above, the Reporting Person now beneficially owns less than 5% of the outstanding common stock of the Issuer. Therefore, absent additional purchases in the future, the Reporting Person will no longer be subject to reporting obligations pursuant to Section 13(d) of the Act or the rules and regulations promulgated thereunder with respect to the Issuer. The Reporting Person has no present intent to acquire additional shares of the Issuer in the future if such purchase would require the Reporting Person to once again become subject to the reporting obligations pursuant to Section 13(d) of the Act and the rules and regulations promulgated thereunder.

      (d) Other than the Reporting Person, by virtue of his ownership and control of the entities described herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of common stock of the Issuer.

      (e)   February 10, 2006. See Item 5(c) above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Other than as described herein regarding the SPA and by virtue of the Reporting Person's ownership and control of AMVA LLC, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following material shall be filed as exhibits:

       Exhibit 1: Stock Purchase Agreement dated January 13, 2006 by and among 360 Global Wine Company, BMAC Corp. and the stockholders of BMAC Corp. (incorporated by reference to Exhibit 1 of the Schedule 13D/A filed by 260 Global Wine Company and BMAC Corp. dated January 13, 2006 as filed on January 19, 2006).

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      February 15, 2006
                                      ------------------------------------------
                                      Date

                                      AMNON KAWA

                                      /s/ Amnon Kawa
                                      ------------------------------------------